                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                             Key Energy Group, Inc.
                                (Name of Issuer)

                            Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   492914106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Richard A. Massman, Esq.
                           Fountain Place, 20th Floor
                               1445 Ross at Field
                              Dallas, Texas  75202
                               (214) 978-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                               Page 1 of 13 Pages
                        Exhibit Index located on page 9.

CUSIP NO. 492914106                    Page 2 of 13 Pages

-----------------------------------------------------------------------------------------------------------------------
  1         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Hunt Oil Company
-----------------------------------------------------------------------------------------------------------------------
  2         Check the Appropriate Box if a Member of a Group*             (a)                                       [ ]
                                                                          (b)                                       [ ]
-----------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
  4         Source of Funds*
                             00 (See Item 3)
-----------------------------------------------------------------------------------------------------------------------
  5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
-----------------------------------------------------------------------------------------------------------------------
  6         Citizenship or Place of Organization
                    Delaware
-----------------------------------------------------------------------------------------------------------------------
                                              7       Sole Voting Power
                  Number of                                                    0
                   Shares                     -------------------------------------------------------------------------
                Beneficially                  8       Shared Voting Power
                  Owned By                                                     467,925
                    Each                      -------------------------------------------------------------------------
                  Reporting                   9       Sole Dispositive Power
                   Person                                                      0
                    With                      -------------------------------------------------------------------------
                                              10      Shared Dispositive Power
                                                                               467,925
-----------------------------------------------------------------------------------------------------------------------
  11        Aggregate Amount Beneficially Owned by Each Reporting Person
                             467,925
-----------------------------------------------------------------------------------------------------------------------
  12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------------------
  13        Percent of Class Represented by Amount in Row (11)
                             3.86%
-----------------------------------------------------------------------------------------------------------------------
  14        Type of Reporting Person*
                             CO
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 492914106                    Page 3 of 13 Pages

-----------------------------------------------------------------------------------------------------------------------
  1         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Hunt Consolidated, Inc.
-----------------------------------------------------------------------------------------------------------------------
  2         Check the Appropriate Box if a Member of a Group*             (a)                                       [ ]
                                                                          (b)                                       [ ]
-----------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
  4         Source of Funds*
                             00 (See Item 3)
-----------------------------------------------------------------------------------------------------------------------
  5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
-----------------------------------------------------------------------------------------------------------------------
  6         Citizenship or Place of Organization
                    Delaware
-----------------------------------------------------------------------------------------------------------------------
                                              7       Sole Voting Power
                  Number of                                                    0
                   Shares                     -------------------------------------------------------------------------
                Beneficially                  8       Shared Voting Power
                  Owned By                                                     467,925
                    Each                      -------------------------------------------------------------------------
                  Reporting                   9       Sole Dispositive Power
                   Person                                                      0
                    With                      -------------------------------------------------------------------------
                                              10      Shared Dispositive Power
                                                                               467,925
-----------------------------------------------------------------------------------------------------------------------
  11        Aggregate Amount Beneficially Owned by Each Reporting Person
                             467,925
-----------------------------------------------------------------------------------------------------------------------
  12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------------------
  13        Percent of Class Represented by Amount in Row (11)
                             3.86%
-----------------------------------------------------------------------------------------------------------------------
  14        Type of Reporting Person*
                             CO
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.    492914106                 Page 4 of 13 Pages

-----------------------------------------------------------------------------------------------------------------------
  1         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            RRH Corporation
-----------------------------------------------------------------------------------------------------------------------
  2         Check the Appropriate Box if a Member of a Group*             (a)                                       [ ]
                                                                          (b)                                       [ ]
-----------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
  4         Source of Funds*
                    00 (See Item 3)
-----------------------------------------------------------------------------------------------------------------------
  5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
-----------------------------------------------------------------------------------------------------------------------
  6         Citizenship or Place of Organization
                    Delaware
-----------------------------------------------------------------------------------------------------------------------
                                              7       Sole Voting Power
                  Number of                                                    0
                   Shares                     -------------------------------------------------------------------------
                Beneficially                  8       Shared Voting Power
                  Owned By                                                     467,925
                    Each                      -------------------------------------------------------------------------
                  Reporting                   9       Sole Dispositive Power
                   Person                                                      0
                    With                      -------------------------------------------------------------------------
                                              10      Shared Dispositive Power
                                                                               467,925
-----------------------------------------------------------------------------------------------------------------------
  11        Aggregate Amount Beneficially Owned by Each Reporting Person
                             467,925
-----------------------------------------------------------------------------------------------------------------------
  12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------------------
  13        Percent of Class Represented by Amount in Row (11)
                             3.86%
-----------------------------------------------------------------------------------------------------------------------
  14        Type of Reporting Person*
                             CO
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 492914106                    Page 5 of 13 Pages

-----------------------------------------------------------------------------------------------------------------------
  1         Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

            Loyal Trust No. 1
-----------------------------------------------------------------------------------------------------------------------
  2         Check the Appropriate Box if a Member of a Group*             (a)                                       [ ]
                                                                          (b)                                       [ ]
-----------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------
  4         Source of Funds*
                             00 (See Item 3)
-----------------------------------------------------------------------------------------------------------------------
  5         Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                 [ ]
-----------------------------------------------------------------------------------------------------------------------
  6         Citizenship or Place of Organization
                    Texas
-----------------------------------------------------------------------------------------------------------------------
                                              7       Sole Voting Power
                  Number of                                                    0
                   Shares                     -------------------------------------------------------------------------
                Beneficially                  8       Shared Voting Power
                  Owned By                                                     467,925
                    Each                      -------------------------------------------------------------------------
                  Reporting                   9       Sole Dispositive Power
                   Person                                                      0
                    With                      -------------------------------------------------------------------------
                                              10      Shared Dispositive Power
                                                                               467,925
-----------------------------------------------------------------------------------------------------------------------
  11        Aggregate Amount Beneficially Owned by Each Reporting Person
                             467,925
-----------------------------------------------------------------------------------------------------------------------
  12        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                                                                    [ ]
-----------------------------------------------------------------------------------------------------------------------
  13        Percent of Class Represented by Amount in Row (11)
                             3.86%
-----------------------------------------------------------------------------------------------------------------------
  14        Type of Reporting Person*
                             00 (See Item 2)
-----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 2.  Identity and Background.

         Hunt Oil Company, a Delaware corporation ("Hunt"), Hunt Consolidated, Inc., a Delaware corporation ("Consolidated"), RRH Corporation, a Delaware corporation ("RRH"), and Loyal Trust No. 1, a Texas private trust (the "Trust")
are filing this Statement.   The address of the principal place of business and
principal office of each of Hunt, Consolidated, RRH and Loyal is Fountain Place, 20th Floor, 1445 Ross at Field, Dallas, Texas 75202.

         (a)-(c), (f). Hunt is a private company principally engaged in the exploration for and development and production of oil and natural gas. Consolidated and RRH are private investment vehicles of the Hunt family. Loyal is a private trust that holds various investments, including voting common stock of RRH. The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of Hunt, Consolidated, RRH and Loyal are set forth on Schedule 1 hereto, which Schedule is incorporated herein by reference. All such persons are United States citizens.

         (d) and (e). Neither Hunt, Consolidated, RRH or Loyal, nor, to the best knowledge of Hunt, Consolidated, RRH or Loyal, any of the persons listed on Schedule 1 attached hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 5.  Interest in the Securities of the Issuer.

         (a)(b) Hunt currently holds 467,925 shares of Key Common Stock directly. Trust, RRH and Consolidated may be deemed to share dispositive and voting power with Hunt with respect to such shares and therefore each may be deemed to own beneficially the shares which Hunt beneficially owns.

         On the basis of information supplied to Hunt by the Company, the Company has 12,134,902 issued and outstanding shares of Key Common Stock. On the basis of such disclosure, Hunt beneficially owns 3.86% of the issued and outstanding shares of Key Common Stock.

         (c) On October 3, 1997, Hunt sold 449,575 shares of Key Common Stock in a block trade. Except as set forth herein, neither Hunt nor any person named in response to Item 2 (including those persons named in Schedule 1 attached hereto) has engaged in any transaction with respect to the Key Common Stock during the past 60 days.

         (d)     None.

         (e) On October 3, 1997 Hunt, Loyal, RRH and Consolidated ceased to own more than five percent of the Key Common Stock.

         Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         None.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 6 , 1997          HUNT OIL COMPANY, a Delaware corporation



                                By:      /s/    Gary T. Hurford
                                   --------------------------------------------
                                Name: Gary T. Hurford
                                Title:   President


Date: October 6 , 1997          HUNT CONSOLIDATED, INC., a Delaware corporation



                                By:      /s/    Richard A. Massman
                                   --------------------------------------------
                                Name: Richard A. Massman
                                Title:   Senior Vice President, General Counsel
                                         and Secretary

Date: October 6 , 1997          RRH CORPORATION, a Delaware corporation



                                By:      /s/    Richard A. Massman
                                   --------------------------------------------
                                Name: Richard A. Massman
                                Title:   Senior Vice President, General Counsel
                                         and Secretary


                                LOYAL TRUST NO. 1, a Texas private trust



Date: October 6 , 1997          By:      /s/    Richard A. Massman
                                   --------------------------------------------
                                         Richard A. Massman, Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT                                                              PAGE
NUMBER                   DESCRIPTION                                 NO.
-------                  -----------                                 ----
EXHIBIT 24               Power of Attorney                           12

                                   SCHEDULE 1

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
                  AND CONTROLLING PERSONS OF HUNT OIL COMPANY,
                  HUNT CONSOLIDATED, INC., AND RRH CORPORATION

 1.       HUNT OIL COMPANY


         Name and Position                   Business Address                          Present Occupation
         -----------------                   ----------------                          ------------------
 Ray L. Hunt                       1445 Ross at Field, 17th Floor        President and Chief Executive Officer of HCI
 Director, Chairman and CEO        Dallas, Texas  75202                  and the parent company for several operating
                                                                         businesses

 Gary T. Hurford                   1445 Ross at Field, 17th Floor        *
 Director and President            Dallas, Texas  75202

 James B. Jennings                 1445 Ross at Field, 17th Floor        *
 Director, and Executive           Dallas, Texas  75202
 President

 Thomas E. Meurer                  1445 Ross at Field, 17th Floor        *
 Director and Senior Vice          Dallas, Texas  75202
 President-Administration

 Donald F. Robillard, Jr.          1445 Ross at Field, 17th Floor        *
 Director and Senior Vice          Dallas, Texas  75202
 President-Finance

 John R. Scott                     1445 Ross at Field, 17th Floor        *
 Director, Vice President,         Dallas, Texas  75202
 Secretary and General Counsel

 George W. Slaughter               1445 Ross at Field, 17th Floor        *
 Senior Vice President-            Dallas, Texas  75202
 Operations

 Michael M. Cobb                   1445 Ross at Field, 17th Floor        *
 Senior Vice President             Dallas, Texas  75202

 Ian D. Maycoch                    1445 Ross at Field, 17th Floor        *
 Senior Vice President-            Dallas, Texas  75202
 Exploration

 Carl Boetticher                   1445 Ross at Field, 17th Floor        *
 Vice President-Tax                Dallas, Texas  75202

 Harry M. Dombroski                1445 Ross at Field, 17th Floor        *
 Vice President and Treasurer      Dallas, Texas  75202

 Arie C. Britt                     1445 Ross at Field, 17th Floor        *
 Vice President-Oil and Gas        Dallas, Texas  75202
 Marketing

 Thomas J. Cwikla                  1445 Ross at Field, 17th Floor        *
 Vice President-Exploration        Dallas, Texas  75202

 William J. Furr                   1445 Ross at Field, 17th Floor        *
 Vice President-Drilling           Dallas, Texas  75202

 Charles A. Mills                  1445 Ross at Field, 17th Floor        *
 Vice President-Personnel          Dallas, Texas  75202

 James C. Oberwetter               1445 Ross at Field, 17th Floor        *
 Vice President-Public and         Dallas, Texas  75202
 Governmental Affairs

 Max A. Perkins                    1445 Ross at Field, 17th Floor        *
 Vice President-Exploration        Dallas, Texas  75202

 Thomas J. Reed                    1445 Ross at Field, 17th Floor        *
 Vice President                    Dallas, Texas  75202

 Jacquelyn Andrews                 1445 Ross at Field, 17th Floor        *
 Assistant Secretary and           Dallas, Texas  75202
 Assistant Treasurer

 Gerald M. Bendo                   1445 Ross at Field, 17th Floor        *
 Assistant Secretary               Dallas, Texas  75202

 Wayne Powell                      1445 Ross at Field, 17th Floor        *
 Corporate Controller              Dallas, Texas  75202



 2.       HUNT CONSOLIDATED, INC.


         Name and Position                   Business Address                          Present Occupation
         -----------------                   ----------------                          ------------------
 Ray L. Hunt                       1445 Ross at Field, 17th Floor        President and Chief Executive Officer of Hunt
 Director, Chairman, Chief         Dallas, Texas 75202                   Consolidated, Inc. ("HCI"), a Delaware
 Executive Officer and                                                   corporation and the parent company for several
 President                                                               operating businesses

 Richard A. Massman                1445 Ross at Field, 17th Floor        Senior Vice President and General Counsel of
 Director, Senior Vice             Dallas, Texas 75202                   HCI
 President, General Counsel and
 Secretary

 Mrs. H. L. Hunt                   1445 Ross at Field, 17th Floor        Senior Vice President of HCI
 Director, Senior Vice             Dallas, Texas 75202
 President

 J.D. Dell                         1445 Ross at Field, 17th Floor        *
 Vice President and Tax Counsel    Dallas, Texas 75202


 3.       RRH CORPORATION


         Name and Position                   Business Address                          Present Occupation
         -----------------                   ----------------                          ------------------
 Ray L. Hunt                       1445 Ross at Field, 17th Floor        President and Chief Executive Officer of HCI
 Director, Chairman, Chief         Dallas, Texas 75202                   and the parent company for several operating
 Executive Officer and                                                   businesses
 President

 Richard A. Massman                1445 Ross at Field, 17th Floor        Senior Vice President and General Counsel of
 Director, Senior Vice             Dallas, Texas 75202                   HCI
 President, General Counsel and
 Secretary, and Treasurer

 Mrs. H. L. Hunt                   1445 Ross at Field, 17th Floor        Senior Vice President of HCI
 Director, Senior Vice             Dallas, Texas 75202
 President




____________________

* The present occupation of the indicated individual is set forth under the column entitled "Name and Position."